Exhibit 99.1

ADVANCING TO PRODUCTION	390 – 3600 Lysander Lane , Richmond, BC Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: +1 (218) 471-2150 / Fax: +1 (218) 225-4429

444 Cedar Street, St. Paul, MN 55101, Tel: +1 (651) 389-4100
www.polymetmining.com

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2012-2

POLYMET CLARIFIES STATUS OF ENVIRONMENTAL REVIEW FOLLOWING MISLEADING NEWSPAPER REPORT

St Paul, Minnesota, February 13, 2012 - PolyMet Mining Corp. (TSX: POM; NYSE-A: PLM) (“PolyMet” or the “Company”) today clarified the status of the environmental review of its NorthMet project following a misleading newspaper report on Friday. PolyMet controls 100% of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

On February 10, 2012, the Minneapolis Star Tribune published an article about the schedule for completion of the PolyMet environmental review that misrepresented the timeline of comments from the US Environmental Protection Agency ("EPA") and incorrectly stated that the supplemental draft Environmental Impact Statement ("EIS") had been delayed while PolyMet collected additional groundwater sampling data.

On the evening of February 10, 2012 the Star Tribune published an on-line revised version of the article, including a clarification that the EPA comments were received by state regulators on September 1, 2011. The revised article did not address the fact that gathering additional groundwater sampling data has not contributed to delays in completion of the supplemental draft EIS. The clarification has not appeared in print.

The Facts

In September 2011, the EPA evaluated the software package being used for environmental modeling. As part of that evaluation, the EPA stated that it "…is pleased that [PolyMet] and the co-lead agencies are pursuing collection of additional groundwater sampling data…" (Emphasis added by PolyMet.) The EPA continued that, in its opinion, "the collection of additional baseline data is essential to providing relevant input to the modeling efforts…" The EPA also observed that proper QA/QC [quality assurance/quality control] procedures needed to be incorporated into the model. PolyMet is pleased to report that additional groundwater sampling is underway and initial results are in line with the results of previous sampling. Review of all aspects of the environmental modeling by the co-lead agencies is well advanced, and co-lead agency review of the QA/QC procedures is nearing completion. The supplemental draft EIS is being prepared under protocols agreed by the co-lead agencies, the EPA and others.

It had been the co-lead agencies' intent to incorporate the results of the additional groundwater sampling into the final EIS. The current timeline for completion of the supplemental draft EIS will enable these results to be incorporated into that document. Brad Moore, PolyMet's Executive Vice President of Environmental and Governmental Affairs stated, "We are very pleased with the way that the co-lead Agencies and the EPA are working closely together and addressing issues as they occur."

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About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one-and-a-quarter million hours of construction labor and create approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Joe Scipioni”
Joe Scipioni, CEO

For further information, please contact:
Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (651) 389-4105	Tel: +1 (218) 471-2157
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
Tel: +1 (651) 389-4104	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	macdougall_consult@yahoo.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2011 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the year ended January 31, 2011 for a discussion of some of the risk factors and other considerations underlying forward-looking statements. PolyMet's Quarterly Report for the three months ended April 30, 2011 included a detailed description of the transition to IFRS.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.